**FUN-GI GAMES LLC**

*Unaudited Financial Statements For The Year Ended December 31, 2015*

November 14, 2016



**Independent Accountant's Review Report**

To Management
Fun-Gi Games LLC
Los Angeles, CA

I have reviewed the accompanying balance sheet of Fun-Gi Games LLC. as of December 31, 2015 , and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

***Accountant's Responsibility***

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

***Accountant's Conclusion***

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 14, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

**FUN-GI GAMES LLC**
**BALANCE SHEET**
**DECEMBER 31, 2015**
_____

## ASSETS

**CURRENT ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 82,894 |
| TOTAL CURRENT ASSETS | | 82,894 |

**NON-CURRENT ASSETS**

| | |
|---|---:|
| Property, Plant & Equipment | 1,667 |
| TOTAL NON-CURRENT ASSETS | 1,667 |
| TOTAL ASSETS | $  84,560 |

## LIABILITIES AND MEMBER'S EQUITY

**CURRENT LIABILITIES**

| | | |
|---|---|---:|
| Accounts Payable | $ | 32,984 |
| Taxes Payable | | 800 |
| TOTAL CURRENT LIABILITIES | | 33,784 |
| TOTAL LIABILITIES | | 33,784 |

**MEMBER'S EQUITY**

| | |
|---|---:|
| Contributed Capital | 124,051 |
| Retained Earnings (Deficit) | (73,274) |
| TOTAL MEMBER'S EQUITY | 50,777 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $  84,560 |

**FUN-GI GAMES LLC**
**INCOME STATEMENT**
**FOR THE YEAR ENDED DECEMBER 31, 2015**
_____

| | | |
|---|---|---:|
| **Operating Income** | | |
| Sales, Net | $ | - |
| | | |
| **Gross Profit** | | - |
| | | |
| **Operating Expense** | | |
| Contract Labor | | 60,189 |
| General and Administrative | | 5,556 |
| Computer & Internet | | 554 |
| Travel | | 2,845 |
| Professional Services | | 1,724 |
| Meals and Entertainmnet | | 1,587 |
| | | |
| | | 72,455 |
| | | |
| **Net Income from Operations** | | (72,455) |
| | | |
| **Other Income (Expense)** | | |
| Interest Income | | 1 |
| State and Local Taxes | | (820) |
| | | |
| **Net Income Before Provision for Income Tax** | | (73,274) |
| | | |
| **Provision for Income Taxes** | | - |
| | | |
| **Net Income** | $ | (73,274) |

**FUN-GI GAMES LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2015**

_____

| | | |
|---|---|---:|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ | (73,274) |
| Change in Accounts Payable | | 32,984 |
| Change in Other Current Liabilities | | 800 |
| | | |
| **Net Cash Flows From Operating Activities** | | (39,490) |
| | | |
| **Cash Flows From Investing Activities** | | |
| Purchase of Assets | | (1,667) |
| Depreciation | | |
| | | |
| **Net Cash Flows From Investing Activities** | | (1,667) |
| | | |
| **Cash Flows From Financing Activities** | | |
| Contributed Capital | | 124,051 |
| | | |
| **Net Cash Flows From Financing Activities** | | 124,051 |
| | | |
| **Cash at Beginning of Period** | | - |
| **Net Increase (Decrease) In Cash** | | 82,894 |
| **Cash at End of Period** | $ | 82,894 |

FUN-GI GAMES LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2015

_____

## ORGANIZATION AND NATURE OF ACTIVITIES

FUN-GI GAMES LLC ("the Company") designs, develops, publishes, and markets games for growing brands.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2016 for the purpose of raising additional operating capital. The Company's ability to achieve management's objectives or to continue as a going concern for the indefinite future may be dependent on the success of the offering or other efforts undertaken by management to raise capital.

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

### Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The estimated useful lives of the Company's items of equipment are the only significant estimates contained in the financial statements.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

### Equipment

The Company capitalizes equipment with an original value of $1,000 or greater. The Company's fixed assets consist primarily of production and office equipment used by the Company in its day to day operations.

Depreciation expense is calculated on a straight-line basis in accordance with the estimated useful asset lives specified in the Internal Revenue Service Modified Adjusted Cost Recovery System (MACRS). For 2015, the Company recorded no depreciation expense.

### Sales

The Company intends to derive revenue from the sale of customized interactive mobile games. The Company earned no revenue during year ended December 31, 2015.

Income Taxes

The Company is not a taxpaying entity for Federal income tax purposes. All items of income and expense, including the benefit of any carry forwards, are taken by the Members on their individual tax returns.

The Company's federal tax filing for fiscal year 2015 will fall within the statutory period of review by the IRS until 2019.

The Company is subject to franchise tax in the State of California. The Company's 2015 tax filing for the State of California will be subject to inspection by that State until expiration of the statutory period of limitations in 2020.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

GOVERNMENT PAYMENTS

At the end of the period, the Company owed no amounts with respect to government payments.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 14, 2016, the date that the financial statements were available to be issued.